Exhibit (a)(1)(vi)

                        FARMERS CAPITAL BANK CORPORATION

                                                                   July 19, 2007

Dear Shareholder:

      We are pleased to share with you an opportunity regarding your investment in Farmers Capital Bank Corporation (the "Company"). On June 11, 2007, our Board of Directors approved the repurchase of 550,000 shares of our common stock through what is commonly referred to as a modified "Dutch Auction" tender offer. We believe this will provide liquidity for shareholders who would like to sell their stock at a premium to the current market price (as determined on July 16, 2007), minimize the cost of selling the shares for the shareholder, as well as the cost to the Company of purchasing shares, and improve earnings per share for our remaining shareholders.

      Repurchasing common stock is not new to the Company. Since 1996, we have repurchased 1,250,012 shares of common stock at a total cost of $40,033,748. In 2005, 2006 and 2007 to date, we purchased a total of 67,193 shares at an average purchase price of $31.48 per share. Based on the success of the common stock repurchase program, we have chosen to offer to repurchase additional shares in a limited time offering to make the process more efficient for both the shareholders and Company.

      As part of the modified "Dutch Auction" repurchase program, the Company anticipates issuing trust preferred securities to finance the cost of the purchases. Capital from the proceeds of the trust preferred securities, which will not be dilutive to common stock shareholders, is expected to be part of our regulatory capital base and expected to allow us to maintain our historically strong, "well-capitalized" regulatory rating.

      Management and the Board of Directors believe that this repurchase is an efficient use of our capital based on current market conditions, and that this repurchase will support both shareholders who would like to reduce their interest in the Company, as well as those shareholders who would like to continue as owners.

      The offer and the procedures you must follow if you want to tender your shares of common stock are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents. We encourage you to read these documents carefully. Neither the Company nor our Board of Directors makes any recommendation to any shareholder as to whether or not to tender any shares.

      To assist us with this offer, we have engaged Sandler O'Neill + Partners, L.P. to serve as dealer manager and Georgeson Shareholder Communications, Inc. to serve as information agent. In addition, American Stock Transfer & Trust Company will act as the depositary in the offer. If you need information or additional forms, please call Georgeson Inc. toll free at (888) 605-7560.

      Please note that the offer is scheduled to expire at 12:01 a.m. (Eastern Daylight Savings Time), on Thursday, August 16, 2007, unless extended. Again, we encourage you to read carefully the enclosed materials and consult with your financial advisor.

                                           Sincerely,


                                           /s/ G. Anthony Busseni

                                           G. Anthony Busseni
                                           President and Chief Executive Officer